UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Change in Outstanding Number of Securities, Reflecting Changed Equity Package for Executive Officer

On February 9, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) changes in the number of the Company's outstanding securities. The changes consist of an increase in the number of outstanding options to purchase Ordinary Shares of the Company by 60,848 resulting in an aggregate increase in the number of Ordinary Shares underlying outstanding options to 1,175,150, and an increase in the number of outstanding Restricted Stock Units (“RSUs”) by 22,936 resulting in an increase in the aggregate number of outstanding RSUs to 66,504. In addition, the Company reported a decrease in the number of outstanding Performance Stock Units (“PSUs”) by 36,326 resulting in a decrease in the aggregate number of outstanding PSUs to 214,033. The foregoing changes were as a result of the equity compensation package granted to Mr. Adi Jemini, the Company's Executive Vice President and Chief Financial Officer, as previously reported, pursuant to which the Company granted Mr. Jemini options and RSUs and the cancellation of PSUs previously granted to Mr. Jemini.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

February 13, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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